Filed by Srivaru Holding Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-2

under the Securities Exchange Act of 1934

Subject Company: Mobiv Acquisition Corp.

COMMISSION FILE NO. FOR REGISTRATION STATEMENT ON

FORM F-4 FILED BY SRIVARU HOLDING LIMITED: 333-272717

Item 8.01.	Other Events

On August 9, 2023, Mobiv Acquisition Corp (the “Company”) issued a press release providing a business update and announcing increased merger consideration for holders of the Company’s Class A common stock that do not redeem their shares in connection with the proposed merger with SRIVARU Holding Limited. A copy of the press release is attached and filed hereto as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release, dated August 9, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Mobiv Acquisition Corp

	By:	/s/ Peter Bilitsch
	Name:	Peter Bilitsch
	Title:	Chief Executive Officer
Date: August 9, 2023